

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Daniel O'Brien
President and Principal Financial Officer
FLEXIBLE SOLUTIONS INTERNATIONAL INC
6001 54 Ave.
Taber, Alberta, Canada T1G 1X4

> **Re: FLEXIBLE SOLUTIONS INTERNATIONAL INC**
> **Form 10-K filed March 31, 2023**
> **File No. 001-31540**

Dear Daniel O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 10- Investments, page F-17

1. We note that during the years ended December 31, 2022 and December 31, 2021, you had sales of $12,938,735 and $7,982,281 to the Florida based LLC. Please expand your accounting policy for equity method investments on page F-12 to address the accounting implications of inventory sold by you that remain on the books of the investee at the end of the periods presented. Refer to ASC 323-10-35-7 and 35-8. Confirm that you do not recognize any intra-entity profit until the investee has sold such inventory.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services